U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                  For Period Ended:  December 31, 1999
                                     -----------------

                       [ ] Transition Report on Form 10-K or Form 10-KSB
                       [ ] Transition  Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition  Report on Form 10-Q [ or Form 10-QSB]
                       [ ] Transition Report on Form N-SAR

                           For the Transition Period Ended:
                  --------------------------------------------------------------
                  Read Attached Instruction Sheet Before Preparing Form:
                  Please Print or Type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                  --------------------------------------------------------------
                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                  ___________________________________________

                         Part I --Registrant Information

                  Full Name of Registrant: Allied Products Corporation Former Name if Applicable
                  Address of Principal Executive Office (Street and Number):
                                             10 South Riverside Plaza
                  City, State and Zip Code:  Chicago, Illinois  60606

                         Part II -- Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  [X]       (a)     The  reasons  described  in  reasonable
                                    detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  [X]       (b)     The subject annual report, semi-annual
                                    report, transition report on Form 10-K or Form 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB), or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  [ ]       (c)     The  accountant's  statement  or other
                                    exhibit required by the Rule 12b-25(c) has been attached if applicable.

                         Part III -- Narrative

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company has been negotiating a $30,000,000 credit facility for several weeks. The credit agreement was finalized on March 30, 2000. This credit facility is material to an understanding of the Company's financial statements and disclosures associated with its outlook for fiscal year 2000. Upon completion of changes in the draft of the Company's 10-K to reflect the credit facility agreement as finally executed, the Company intends to file Form 10-K within the extension period provided by Rule 12b-25(b).

                         Part IV -- Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

         Robert Fleck                 (312)                       454-1020
         ------------             -----------                ------------------
            (Name)                (Area Code)                (Telephone Number)

     (2)  Have all other periodic reports required under       [X]Yes [  ] No
          Section 13 or 15(d) of the Securities Exchange
          Act of 1934 or Section 30 of the Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     (3)  Is it anticipated that any significant change in      [X]Yes [  ] No
          results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report the following results of operations for the years ended December 31, 1999 and 1998 upon the completion of the annual audit:



                                                               Year Ended December 31,
                                                          -------------------------------
                                                          1999 (unaudited)       1998
                                                          ----------------  -------------

Net sales from continuing operations...................    $ 144,690,000    $ 137,020,000
                                                           -------------    -------------
                                                           -------------    -------------

(Loss) before taxes from continuing operations .........   $ (34,340,000)   $ (35,999,000)
(Benefit) for income taxes .............................         -              6,213,000
                                                           -------------    -------------
(Loss) from continuing operations ......................   $ (34,340,000)   $ (29,786,000)
Discontinued operations, net of tax ....................       7,575,000       15,673,000
                                                           -------------    -------------


Net (loss) .............................................   $ (26,765,000)   $ (14,113,000)
                                                           -------------    -------------
                                                           -------------    -------------











         The loss before taxes from continuing operations in 1999 decreased slightly from that reported in the prior year. The tax benefit recorded in 1998 represents a reversal of a tax liability accumulated in years prior to 1998. The decrease in income related to discontinued operations relates to the effect of increased cash discounts, unfavorable labor variances and shipping costs, an increased allocation of interest expense (as the overall consolidated interest expense has increased for the Company) and increased litigation and product liability costs in the current year. Discontinued operations for 1998 included a tax benefit of $1,317,000.
         There was no tax benefit in 1999.


                          Allied Products Corporation
         -----------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                                /s/ Robert Fleck
                                         ---------------------------------------
         Date: March 31, 2000         By: Robert Fleck
                                          Vice President Accounting and Chief
                                             Accounting & Administrative Officer